UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX: IHI OTCBB: IHITF

NEWS RELEASE

Vancouver, British Columbia - Friday, August 6, 2004
International Hi-Tech Industries Inc. (IHI) (TSX:IHI; OTC BB:IHITF)

IHI PROGRESS REPORT

SALES AND MARKETING

The Company is pleased to announce that Mr. Dan Hallman has been appointed Director of US Sales. Mr. Hallman has extensive sales and marketing experience all over the US. He was president and CEO of Affiliated Medical for 26 years. Previously, he was national sales manager for Cordis Corporation.

The company has hired most of the professional team that will handle building permits, sales, marketing and financing, for its Greater Vancouver hi-rise project. For more information and latest design updates, please visit the website www.ihiskyline.com.

The Company has accepted three home orders, including one from an area formerly devastated by fire and one for a show home from a potential joint venture partner. The Company is also proceeding with a number of projects previously announced in various stages of developments. The Company continues to anticipate receiving an order to establish an IHI JV-Factory prior to end of Q2 2005.

FINANCING

The Company's Director and COO, Dr. Rene G.A. Rached, P. Eng., will guarantee a first mortgage financing for $4.5 million over the Company's Delta facility. Subject to the receipt of regulatory approval, a bonus of 4.7 million common shares will be issued to one of his nominated companies. The above finance and bonus replaced those announced by the company on April 30th 2002 and then abandoned in spite of receiving all the then required approvals.

RESEARCH AND DEVELOPMENT

The Company is pleased to announce that it has filed for tax credits under the Federal Scientific Research & Experimental Development (SR&ED) and Investment Tax Credit (ITCs) programs with the assistance of a prominent consulting firm.

More products have been developed to accommodate northern Canada's booming oil industry by introducing new versions of our mobile mats for, heavy duty applications, water tanks and septic tanks, and most importantly, mobile staff offices and sleeping accommodations of insulated concrete units of various sizes.

The Company has designed and developed a floating dock prototype utilizing IHI's building technology. Test results were according to design.

Further fire tests were conducted according to US, Canadian and European (specifically German and UK) Standards. Results were more than pleasing.

OTHER COMPANY NEWS

At the Company's General Meeting on June 28, all corporate resolutions passed.

The Company's year end and Q1 2004 financials have been filed.

Since our priority commitment with our defaulted potential JV partners for the kingdom of Saudi Arabia has expired, the Company has been free to negotiate and accept projects anywhere in the world. Since the above expiration, the Company has received interest from dozens of potential customers to analyze their projects and to give them rough budget panel estimates. As a result, the Company has received three irrevocable payments to prepare permit drawings and to submit a final price. After obtaining the necessary building permits, the Company will proceed with the manufacture of the required IHI panels for the specific project quoted. So far, these projects are small in nature and the Company does not expect any material income.

In order to accommodate larger projects due to the fact that the Fanuc defaulted system is occupying approximately 40% of the production area of the Delta facility, which will remain preserved until the trial is completed hopefully by end of first Quarter 2005, the Company is applying for required permits to expand the production area of the facility to overcome the physical hindrance of the Company's production due to the idle Fanuc system; Hence, allowing the manufacturing of the IHI JV factories to be much easier.

PATENTS ISSUED

IHI is pleased to announce that European patent number 1028207 has been issued. Philippines patent numbers 1-2001-00095, 1-2001-00096 and 1-1994-49539 have been issued. Turkish patent number 28829 has been issued. Slovenian patent number 9420070 has been issued. Additional patents have been granted in Indonesia- ID 0005736 and ID 0005664. Patents in India and Croatia have been accepted. Current patents encompass IHI's earthquake, wind, fire and sound resistant pre-fabricated building panels, as well as structures made from these panels, held under license. IHI now has 72 patent claims fully issued in 163 countries and pending in another 17 countries, with respect to the building technology held by it under license. The Company and its international subsidiary are planning to file for additional new sets of worldwide patents in 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Roger A. Rached

ROGER A. RACHED, PRESIDENT

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit the Company's website at www.ihi.ca or contact us by:

Telephone: 604-733-5400
Fax: 604-734-8300
Email: mailto:info@ihi.ca

Media Contact:

Susan Hahn & Associates
Telephone: 212-986-6286
Fax: 212-949-7274
Email: SusanHahn@nyc.com

International Hi-Tech Industries Inc. is a company whose principal business is the development and commercialization of a new building system in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. To date, IHI's system has attracted interest from more than 65 different countries worldwide.

This release contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward looking statements. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: August 6, 2004

/s/ Roger A. Rached

_____________________________
Roger A. Rached, President & CEO